mwe.com

August 20, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 10 to Registration Statement on Form F-1 Filed August 12, 2020 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 18, 2020, relating to the above referenced Amendment No. 10 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on August 12, 2020 (the “Registration Statement”) and comments received from the Staff via telephone on August 18, 2020.

We have enclosed a letter from the Company, which responds to comments from the Staff as discussed therein, as Exhibit A. Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 11 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 11”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. To facilitate the Staff’s review of Amendment No. 11, we supplementally submitted a selection of changed pages, which are marked to indicate changes from the Registration Statement reflecting the Company’s responses to the comments of the Staff. We have enclosed these pages as Exhibit B. We have also enclosed a courtesy copy of Amendment No. 11, marked to indicate changes from the Registration Statement filed on August 12, 2020, as Exhibit C. For your convenience, the Company is also delivering via email a copy of this letter and its enclosures.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 11.

Prospectus Summary, page 1

1.	Please add a section to your Prospectus Summary listing the states in which you expect to be qualified to offer and sell INX Tokens at the commencement of the offering, as well as the states in which purchasers will be qualified to resell their INX Tokens. Please also disclose whether you will expand your offering to additional states after effectiveness, and whether you need to maintain any state registrations of INX Tokens in order for purchasers to resell their INX Tokens, including your obligation or intention to do so. Please further outline the suitability standards which may or may not apply, either to purchasers in your offering or in the secondary market, based on an investor’s state of residence and address the impact of the aforementioned issues on the liquidity for INX Tokens. Please make conforming revisions on pages 34 and 119, as applicable.

Response: In response to the Staff’s comment, we have added the following disclosure on page 11 of “Prospectus Summary” section of Amendment No. 11:

State Blue Sky Information

Each state has its own securities laws, often called “blue sky” laws, which prohibit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration.

Immediately after this registration statement is declared effective by the SEC and for one year thereafter, we expect the INX Tokens to be qualified, and to be eligible for offers and sales, including resales, of the INX Tokens, subject to the suitability standards included in the “Suitability Standards” section of this prospectus, to investors in California, Colorado, Connecticut, Georgia, Hawaii, Illinois, Louisiana, Michigan, Minnesota, New York, Texas, Washington, Wisconsin and Wyoming. After this registration statement is declared effective by the SEC, we may submit filings to qualify the INX Tokens in other states, to enable resales in other states and to maintain such qualifications, though we have no obligation to do so. These blue sky requirements, and the restrictions on purchases and sales in states where this offering has not been qualified, limit the transferability of the INX Tokens and the liquidity of any trading market that may develop for the INX Tokens.

We have also made conforming revisions on pages 34 and 119 of Amendment No. 11.

The Offering

Rights of INX Token Holders Upon an Insolvency Event, page 13

2.	Please prominently disclose that INX Token holders do not have a perfected security interest in either the Cash Fund, or their Pro Rata Portion of the Distributable Amount of your Cumulative Adjusted Operating Cash Flow. As such, please further disclose that there is no guarantee that an INX Token holder will receive any funds whatsoever following an Insolvency Event. Please make corresponding revisions on pages 33 and 107.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 13, 33 and 107 to state that INX Token holders do not have a perfected security interest in either the Cash Fund, or their Pro Rata Portion of the Distributable Amount of the cumulative Adjusted Operating Cash Flow and there is no guarantee that an INX Token holder will receive any funds following an Insolvency Event.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Fiscal Years Ended December 31, 2019 and 2018

Financial liabilities at fair value through profit or loss - INX Token liability, page 48

3.	Please revise your disclosure to clearly indicate that the $1.2 million valuation of the tokens for your 18.8 million tokens is a value significantly less ($0.06/token) than the offering price of $0.90 per token. Your revised disclosure should bridge the gap between the different valuations and how both valuations were determined.

Response: In response to the Staff’s comment, we have added the following disclosure on page 49 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 11:

INX Token Valuation

The fair value of each INX Token as of December 31, 2019 and 2018 was $0.06237 and $0.02188, respectively. The fair value as of December 31, 2019 was determined by management and the Board of Directors based on a valuation derived from a capital raise pursuant to the terms of a SAFE approved by the Board of directors in February 2020. The fair value as of December 31, 2018 was determined by management and the Board of Directors based on a valuation derived from various transactions involving the issuance of INX equity securities.

In determining the fair value of the INX Token from these transactions, the Company used various inputs and assumptions in performing an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Company’s earning distribution. The significant inputs and assumptions are the price of the Ordinary share of the Company, the volatility used in valuing the Company’s share options and INX Token warrants, expected term of the INX Token warrants, the number of INX Tokens expected to be issued in the Offering and the weighted average probability as to the amount of funds to be raised in the Offering. The level in the fair value hierarchy is level 3.

The fair value of each INX Token as of December 31, 2019 and 2018 is significantly less than the offering price of $0.90 per token. The factors affecting the difference between the offering price and the estimated fair value of the INX Tokens in connection with prior fair valuations are as follows:

●	The Company’s offering of INX Tokens is unique both for the traditional securities markets as well as within the blockchain community; at the time at which prior valuations were conducted, the Company had not, and the Company and the public could not have known whether the Company would be able to, have the registration statement of which this prospectus is a part be declared effective.

●	This offering is subject to a minimum offering amount of $7,500,000 and the Company anticipates that it will be able to commence operations six months after reaching this minimum offering amount; the price of the INX Token in this offering is intended to reflect the value of the INX Token upon the successful completion of this offering.

●	The successful completion of this offering would provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s brand recognition, all of which contribute to an increased value of the INX Token.

The Board of Directors of the Company considered each of the foregoing factors in determining the offering price.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

Exhibit A

INX Limited

8 Bayside Road

Gibraltar, GX11 1AA, GI

August 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Dunham
Pamela A. Long
Lory Empie
Stephen Kim

Re:	INX Limited (the “Company”)
Registration Statement on Form F-1 (File No. 333-233363)

Ladies and Gentlemen:

This letter responds to comments received via telephone from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on August 18, 2020. The Staff drew our attention to the August 13, 2020 press releases issued by Tokensoft Inc. (“Tokensoft”) and Anchorage Trust Company (“Anchorage”) with respect to the Company’s proposed offering (the “Releases”), and the article regarding, among other things, the same matters that was published on the Forbes website on the same date (the “Forbes Article”). We make the following representations with regard to these matters.

The Company’s relationship with Tokensoft is as described in Amendment No. 11 to the Registration Statement on Form F-1 (File No. 333-233363), which is being filed via EDGAR concurrently with the submission of this letter. With regard to Anchorage, there has not been and there are currently no agreements between the Company and Anchorage with regard to the offering or sale of INX Tokens or any other matter. Prior to the issuance of the Releases, the Company and Anchorage had corresponded regarding the technical specifications of the INX Token. The Company understands that Anchorage is a state chartered trust company, and such communications were entered into to facilitate compatibility between the INX Token and digital wallets used by Anchorage.

The Company had no prior knowledge of, and did not participate in, the publication of the Releases or the Forbes Article; in fact, the Company had advised Tokensoft against issuing any press releases prior to the proposed offering being declared effective. Since the Company began to prepare for the offering, the Company has maintained strict publicity rules in compliance with gun jumping rules and has only engaged in communications as permitted by the federal securities laws. The Company has also advised its directors, officers and employees not to engage in any publicity surrounding the offering. Additionally, after the Releases and the Forbes Article were brought to the Company’s attention, the Company communicated with Tokensoft and Anchorage requesting that they cease and desist from further communications regarding the Company and the offering.

Please contact our outside counsel, Mark Selinger, at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Very truly yours,

INX Limited

By:	/s/ Shy Datika
Name:	Shy Datika
Title:	President